Exhibit 21.1

Subsidiaries of the Registrant

1.	Mesa Airlines, Inc.	Nevada

2.	Air Midwest, Inc.	Kansas

3.	Freedom Airlines, Inc.	Nevada

4.	MPD, Inc. d.b.a Mesa Pilot Development and MPD	Nevada

5.	Regional Aircraft Services, Inc.	California

6.	MAGI Insurance, Ltd.	Barbados, West Indies

7.	Ritz Hotel Management Corp.	Nevada

8.	Mesa Air Group - Airline Inventory Management, LLC	Arizona

9.	Nilchii, Inc.	Nevada

10.	Air Midwest, LLC	Nevada

11.	Mesa In-Flight, Inc.	Colorado

12.	Ping Shan SRL	Barbados, West Indies

13.	Regional Aviation Advisors, Inc.	Nevada

14.	Patar, Inc.	Nevada